

UNITED STATES
SECURITIES ND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

July 13, 2010

Mr. Timothy K. Zimmerman
President and Chief Executive Officer
2640 Monroeville Blvd.
Monroeville, PA 15146

> **Re:** **Standard Financial Corp**
> **Standard Bank PaSB 401 (k) Plan Profit Sharing Plan**
> **Registration Statement on Form S-1**
> **Filed June 16, 2010**
> **File No. 333-167579**

Dear Mr. Zimmerman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please update the financial statements and all related disclosure when you file your next amendment as required by Rule 3-12(g) of Regulation S-X.

2.   Please file updated consents of the independent accountants as exhibits in your next amendment. Refer to Item 302 of Regulation S-T.

3.   Please consider including in your next amendment a "Recent Developments" section in the forepart of the registration statement to update the financial information for any material changes in financial condition, results of operations and performance, capital requirements and asset quality ratios related to your most recent interim financial statements.

4.   In the next amendment, please include the graphics, maps, and related captions as they
        will appear in the prospectus, or provide us draft copies.

Reasons for the Conversion, page 3

5.   Please expand to be more specific and substantive in your reasons for choosing to make
        the stock offering at this time.

How We Determined The Offering Range, page 5

6.   Please expand to be more specific and substantive in your summary of the valuation and
        to clarify the aspects of your financial condition and results of operations that RP
        Financial considered most notable in determining the value of Standard Financial Corp.

        We note in the Valuation Report that RP Financial took several downward adjustments
        for the company's market area and marketing the issue. Please briefly describe specific
        aspects of the valuation that factored into the pricing of this offering. Provide expanded
        disclosure in the corresponding main section.

How We Intend to Use the Proceeds From the Offering , page 10

7.   Please be as specific as possible regarding the intended uses of the net proceeds. Disclose
        any current plans, intentions or understandings concerning investments, dividends, share
        repurchases or other specific uses. Provide a timetable for any such plans. As your plans
        for use of proceeds solidify, please update the disclosure pursuant to Item 504 of
        Regulation S-K both here and in the main section, as appropriate.

Market for the Common Stock, page 33

8.   Please advise us of the status of your application for trading on the Nasdaq Capital
        Market.

Selected Consolidated and Other Financial Data, page 27

9.   We refer the "Selected Financial Condition Data" section that shows the Company had
        securities held to maturity for $19.5 million as of September 30, 2008 and none during
        fiscal 2009 and the six-months ended March 31, 2010. Please provide a footnote that
        discusses if these securities were sold or reclassified to securities available for sale or
        provide a cross reference to related discussion elsewhere in the registration statement.

10.   Please revise the "Selected Operating Data" section to provide footnote disclosure for the following items or provide a cross reference to related discussion elsewhere in the registration statement:

- Discuss the basis for not recording a provision for loan losses during the three-year period ended September 30, 2007.

- Discuss the reasons why the Company recorded income tax expense of only $1,000 for fiscal year 2009 considering it had pre-tax income of $2.145 million for that year.

- Discuss why the Company recorded an income tax benefit of $254,000 and not an expense for the six-month ended March 31, 2009 considering it had pre-tax income of $1.029 million during that period.

11.   Please revise the "Performance Ratios" section on page 28 to state the ratio of average equity to average equity for all periods presented.

Historical and Pro Forma Regulatory Capital Compliance, page 35

12.   Please revise the labels of the columns to describe the related offering range, i.e., minimum, midpoint, maximum and adjusted maximum, as described in the "Summary" section of the prospectus beginning on page 5. A similar revision should be made to all tables included in the registration statement that provide information related to the various offering ranges.

13.   Please revise the "Reconciliation of capital infused into Standard Bank" section to indicate that the "Pro forma increase" line item relates to the increase in pro forma equity measured in accordance with GAAP for each offering range.

14.   Please revise this section to include the Company's compliance with Core Capital and Tangible Capital for each offering range.   Disclose the highest regulatory supervisory rating for safe and soundness related to Core Capital.

Capitalization, page 36

15.   Please revise this section to disclose that this is a "best efforts" offering and state the minimum shares that need to be sold in order to complete the offering.

16.   Please include in the offering price ratios section on page 40 a ratio of the offering price as a percentage of pro forma equity on a fully converted basis for each offering range.

17.   We refer to footnote (2) on page 41 that states Standard Bank will make total annual payments to the employee stock option plan equal to the required principal and interest payments on the debt.   Please revise this footnote to state the interest rates to be used on the debt and how it will be determined.

Management's Discussion and Analysis of Results of Operations and Financial Condition

Critical Accounting Policies – Allowance for Loan Losses, page 48

18.   We refer to the statement that management determines the adequacy of the allowance based on periodic evaluations of the loan portfolio and *other relevant factors*.   We also note the Company estimates loan losses based on a risk rating considering among other factors, an estimate of the value of collateral. Given your disclosure on page 70 that you have no impaired loans as of the end of the periods presented, please revise this section to disclose what were the quantitative and qualitative relevant factors used to determine the adequacy of the allowance taking into consideration the following:

●   How the general reserve is determined on the balance of the loans in each loan category considering recent trends in past due and classified loans, changes in the inherent credit risk due to portfolio growth and increased concentration of higher risk commercial real estate loans and changes in the economic environment

●   Tell us how you use the fair value of the collateral in determining the allocated general reserve. It would appear that the use of collateral values is typically considered in determining the specific allowance related to impaired loans.

●   The Company's policies for determining the fair value of the collateral for collateral dependent loans including recent appraisals and other sources for determining changes in fair value.

●   The Company's credit risk rating methodology and how it is used to determine estimated credit losses inherent in the loan portfolio.

Classification of Assets, page 68

19.   In light of the significant increase in special mention loans to $7.1 million as of March 31, 2010, please revise this section to describe for the most recent period reported, in addition to currently non-performing loans, the nature and extent of any potential problem loans for which the Company has concerns as to their ability to comply with current loan repayment terms. Refer to disclosure requirements of Item III.C.2 of Industry Guide 3.

Allowance for Loan Losses, page 69

20. We refer to the statement on page 70 that the Company had no loans considered to be impaired as of March 31, 2010 and fiscal years 2009 and 2008. Please revise this section to discuss the following:

- Discuss why nonaccrual loans as of March 31, 2010, September 30, 2009 and September 30, 2008 totaling $550,000; $1.3 million and $1.6 million, respectively, were not considered impaired as of those dates.

- Discuss the relationship between impaired loans recognized during these fiscal periods and net charge-offs of $429,000; $1.1 million and $316,000 recorded during fiscal periods ended March 31, 2010, September 30, 2009 and September 30, 2008.

21. We refer to the first carryover paragraph on page 71 that states that, with respect to performing loans you use publicly available information such as online databases to determine property values. You also state the Company will not perform formal appraisals on collateral properties unless you are considering liquidation of the property to repay a loan and that you use the appraised value of impaired loans to determine the appropriate specific allowance for loan losses related to the loan.   Please revise this section to discuss how you determine the sufficiency of collateral with respect to impaired loans to determine if an allowance for loan losses is needed:

- Discuss how the Company applies the information obtained through online databases to determine property values of collateral-dependent loans, including the assumptions used to make any adjustments necessary for local economic differences.

- Considering you do not perform appraisals until the property is being liquidated to repay the loan, describe the alternate methods you use to determine the fair value of impaired commercial loans and residential real estate loans and how this methodology impacts the amount and timing of your quarterly and annual periodic loan provisions and charge-offs. Refer to your disclosure regarding impaired loans in Note 1, Summary of Significant Accounting Policies, Allowance for Loan Losses on page F-8.

- Describe the typical timing surrounding the recognition of a collateral dependent loan as non-performing and impaired, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process.

- State whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable.

• Discuss how you consider the effect of significant events which have occurred subsequent to the balance sheet date on the fair value of the properties underlying collateral dependent loans and the resulting allowance for loan losses.

• Describe any major types of impaired loans that were not collateral dependent and discus how you determined their fair value considering the variability of future cash flows.

Note 4, Loans Receivable, page F-19

22.	We note you state in the "Allowance for Loan Losses" section on page 70 that the Company had no loans considered to be impaired as of March 31, 2010 and as of fiscal year end 2009 and 2008. Please revise the footnote to include the following information:

• State that there were no impaired loans as of the end of each of the above fiscal periods.

• Disclose why nonaccrual loans totaling $550,000; $1.3 million and $1.6 million, as of the end each respective fiscal period were not considered impaired loans.

• To the extent you had any impaired loans during the above periods, even if none at period end, provide the information required by paragraphs sections (b) and (c) of ASC 310-10-50- 15 regarding disclosure of accounting polices related to recording interest income on impaired loans and disclosing the average recorded investment in impaired loans during each fiscal period and interest income recorded on impaired loans.

Part II
Exhibit 8.1

23.	Please file signed and dated opinions in the next amendment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Edwin Adames at 202-551-3447 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3775 with any other questions.

Sincerely,

Todd K. Schiffman
Assistant Director

cc: Kent M. Krudys, Esq.
       Marc P. Levy, Esq.
       Luse Gorman Pomerenk & Schick, P.C.
       5335 Wisconsin Avenue, N.W., Suite 780
       Washington, D.C. 20015